DAVID A. CARTER, P.A.
                                ONE LINCOLN PLACE
                           1900 GLADES ROAD, SUITE 401
                            BOCA RATON, FLORIDA 33431
                                _______________
DAVID A. CARTER*           TELEPHONEe: (561) 750-6999
________________           FACIMILE:   (561) 367-0960
*MEMBER FLA. AND IOWA BAR  Email: DACPA@BELLSOUTH.NET




                                             May 15, 2007


Karen Garnett, Assistant Director
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	XTX Energy, Inc. (the "Company")
		Preliminary Information Statement on Schedule 14C
		Registration No. 0-31757
		Filed on March 30, 2007
                ----------------------------------------------
                Reply to SEC Comment Letter dated May 14, 2007

Dear Ms. Garnett:

    I am in receipt of your correspondence dated May 14, 2007, and thank you for same. The responses set forth below are in connection with our telephone conversation of May 14, 2007, as well as in response to your above referenced correspondence, to wit:

    1. XTX Energy, Inc. (the "Company") did not obtain shareholder approval in connection with the asset purchase transaction because under the Nevada Revised Statutes, shareholder approval is not required.

    2. A proxy or information statement was not filed in connection with the asset purchase transaction because shareholder approval was not required under Nevada Revised Statutes.

    3. The 14(c) does not contain the disclosure as to the asset purchase agreement because the asset purchase transaction was fully disclosed on Form 8-K filed on March 19, 2007, as amended by a subsequent filing on March 20, 2007, and, therefore, subsequent disclosure was not deemed necessary.

    4. Item 14 addresses disclosure of financial information in connection with the acquisition of a business. The Company did NOT acquire a business (see definition of "Business Acquired"). The Company acquired intellectual property (the Leigh-10 Patent) and


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Karen Garnett, Assistant Director
May 15, 2007
Page Two


certain internet domain names (collectively, the "IP"). At the time of acquisition of the IP by the Company, the Seller of the IP had not engaged or exploited (i.e., did not generate any form of revenue or income) from the IP in any manner prior to transfer. The Company hopes to build a business utilizing the IP. Therefore, since the Company did not acquire a business, and the IP has yet to generate any income or revenue, no financial information pursuant to Item 14 of Schedule 14A is required.

    Additionally, as no shareholder approval is required under the Nevada Revised Statutes, there is no need to provide shareholders with a proxy or information statement in connection with the asset purchase transaction.

    5. Shareholder approval is not required and, therefore, stockholder approval was not solicited nor was a proxy or information statement filed in connection with the amendments described in the current Schedule 14(c).

                         WITHDRAWAL OF 14(C)
                         -------------------

    As a result of your comments in connection with the filing of the Preliminary 14(c), and supplemental to the responses contained above, inasmuch as shareholder approval was not required in connection with the actions which formed the core of your comments, it is not necessary to furnish a publicly-filed preliminary or definitive written proxy statement containing the information contained in Schedule 14A and, therefore, the Company hereby withdraws its Preliminary Information Statement on Schedule 14(c) (Registration No. 0-31757), filed on
March 30, 2007, effective immediately. Furthermore, no preliminary 14(c) or otherwise has been disseminated to shareholders.

                                  Very truly yours,
                                  DAVID A. CARTER, P.A.


				  By:/s/ David A. Carter
                                     --------------------
                                     David A. Carter, Esq.



DAC/smm
cc:   XTX Energy, Inc.
      David Roberts
      U.S. Securities & Exchange Commission


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